UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

PulteGroup, Inc.

(Name of Issuer)

Common Stock, Par Value Per Share $0.01

(Title of Class of Securities)

745867101

(CUSIP Number)

William J. Pulte

6515 Thomas Jefferson Court

Naples, Florida 34108

(248) 647 – 2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 745867101

1.	Names of Reporting Persons. William J. Pulte
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 30,830,239
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,850,639
	10.	Shared Dispositive Power 17,979,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,830,239
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) IN

Page 2 of 8 pages

CUSIP No. 745867101

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is Common Shares, par value per share $0.01 (“Common Shares”), of PulteGroup, Inc., a Michigan corporation (“PHM”). The address of PHM’s principal executive offices is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.

Item 2.	Identity and Background

This statement is being filed by William J. Pulte, who is referred to in this Schedule as the “Reporting Person.” The Reporting Person’s present principal occupation or employment is Retired Executive of PHM. The Reporting Person’s business address is 6515 Thomas Jefferson Court, Naples, Florida 34108.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The purpose of this filing is to report (1) the early termination or unwinding of prepaid variable forward sale contracts (previously reported as the September 2012 Forward Contract and August 2012 Forward Contract) and (2) the entry into separate loan transactions with the same unaffiliated third parties that were the buyers with respect to each Forward Contract, subject to collar transactions involving puts and calls (the “April 2014 Loan/Collar Transactions” and the “June 2014 Loan/Collar Transactions,” respectively).

The Reporting Person terminated the September 2012 Forward Contract (which covered 9,200,000 Common Shares) on the trade dates set forth below by paying the partial termination prices and delivering the number of Common Shares set forth below with respect to the applicable trade date.

Page 3 of 8 pages

CUSIP No. 745867101

September 2012 Forward Contract Termination Transactions

Trade Date	Settlement Date	Partial Termination Price	Number of Shares Delivered	Share Price on Trade Date	Number of Shares Retained
4/23/14	4/28/14	$52,633,525	1,000,000	$18.6430	3,600,000
5/19/14	5/22/14	$26,158,447	500,000	$19.0231	1,800,000
5/21/14	5/27/14	$26,273,056	500,000	$18.7939	1,800,000

		$105,065,028	2,000,000		7,200,000

The Reporting Person unwound the August 2012 Forward Contracts (which covered 12,999,990 Common Shares) on the trade dates set forth below by paying the partial termination prices and delivering the number of Common Shares set forth below with respect to the applicable trade date.

August 2012 Forward Contract Unwind Transactions

Trade Date	Settlement Date	Partial Termination Price	Number of Shares Delivered	Share Price on Trade Date	Number of Shares Retained
6/23/14	6/26/14	$25,268,380	444,200	$19.4458	2,155,800
7/17/14	7/22/14	$16,593,327	296,130	$19.6773	1,437,200
7/21/14	7/24/14	$20,418,327	369,670	$19.3027	1,797,000
7/24/14	7/29/14	$18,427,718	333,100	$19.3143	1,616,900
7/25/14	7/30/14	$42,657,873	777,290	$19.0100	3,772,700

		$123,365,625	2,220,390		10,779,600

As reflected in the above table, (a) to terminate the September 2012 Forward Contract, the Reporting Person delivered to the applicable third party 2,000,000 shares have an aggregate value (as of their respective trade dates) of $37,551,500 and paid such third party $105,065,028, and (b) to unwind the August 2012 Forward Contract, the Reporting Person sold 2,220,390 shares having an aggregate value (as of their respective trade dates) of $42,810,368 and paid the applicable third party $123,365,625.

To obtain sufficient funds to pay the amounts due to the applicable buyer to terminate or unwind the prepaid variable forward sale contracts as described above, the Reporting Person entered into the April 2014 Loan/Collar Agreements with the unaffiliated third party involved in the September 2012 Forward Contract and the June 2014 Loan/Collar Agreements with the unaffiliated third party involved in the August 2012 Forward Contract. The terms of such transactions are reflected in the following table. The “Number of Shares Collared/Pledged” reflect the number of Common Shares pledged by the Reporting Person to secure the loans obtained in such transactions. During the term of the pledges, the Reporting Person has retained voting control (except after an event of default under the applicable loan agreement) and certain dividend rights with respect to such shares.

Page 4 of 8 pages

CUSIP No. 745867101

LOAN/COLLAR TRANSACTIONS

Trade Date	Expiry Date	Number of Shares Collared/Pledged	Put Price	Call Price	Cost of Collar	Total Loan Amount[1]
April 2014 Loan/Collar Transactions
4/23/14	2/23/17	1,800,000	$16.4245	$30.0000	$4,101,496	$29,564,100
4/23/14	2/24/17	1,800,000	$16.4245	$30.0000	$4,101,495	$29,564,100
5/19/14	5/20/15	1,800,000	$15.1221	$25.0000	$832,140	$27,219,780
5/21/14	5/22/15	1,800,000	$15.3559	$25.0000	$1,133,726	$27,640,620

		7,200,000			$10,168,857	$113,988,600

June 2014 Loan/Collar Transactions
6/23/14	6/23/17[2]	2,155,800	$12.8500	$30.0000	$1,157,201	$27,702,030
7/17/14	6/23/17[2]	1,437,200	$12.5000	$30.0000	$553,295	$17,965,000
7/21/14	1/23/17[3]	1,797,000	$12.1920	$30.0000	$699,455	$21,909,024
7/24/14	1/23/17[3]	1,616,900	$12.2350	$30.0000	$637,097	$19,782,772
7/25/14	1/25/18[4]	3,772,700	$12.6850	$30.0000	$2,149,354	$47,856,700

		10,779,600			$5,196,402	$135,215,526

The Reporting Person may, from time to time, acquire additional Common Shares for investment purposes if market conditions are favorable. The Reporting Person may also dispose of some or all of the Common Shares that he beneficially owns by public or private sale, gift, pledge or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, through additional prepaid variable forward sale contracts or through put or call transactions.

Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of PHM, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PHM or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of PHM or any of its subsidiaries, (d) any change in the present board of directors or management of PHM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in PHM’s present capitalization or dividend policy, (f) any other material change in PHM’s business or corporate structure, (g) any changes in PHM’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of PHM by any person, (h) causing a class of securities of PHM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of PHM’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

[1]	The Total Loan Amount consists of (i) the principal amount of the Loan, the proceeds of which were used to cover the cost of partially terminating or unwinding the prepaid variable forward sale contract with the applicable lender, plus (ii) the cost of the related collar owed to such lender.
[2]	Trade expires in equal installments on 4 consecutive trading days commencing on 6/23/17.
[3]	Trade expires in equal installments on 4 consecutive trading days commencing on 1/23/17.
[4]	Trade expires in equal installments on 4 consecutive trading days commencing on 1/25/18.

Page 5 of 8 pages

CUSIP No. 745867101

Item 5.	Interest in Securities of the Issuer

(a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person are as follows:

Number (1)(2)(3)(4)(5)	Percent (6)
30,830,239	8.2%

(1) Consists of 30,830,239 Common Shares that are owned by trusts of which the Reporting Person is the sole trustee.

(2) 5,013,034 Common Shares owned by the Reporting Person are pledged as security for loans or guarantees of the Reporting Person.

(3) 7,200,000 Common Shares owned by the Reporting Person are subject to the April 2014 Loan/Collar Agreements and are pledged as collateral to secure the Reporting Person’s obligations under such agreements.

(4) 10,779,600 Common Shares owned by the Reporting Person are subject to the June 2014 Loan/Collar Agreements and are pledged as collateral to secure the Reporting Person’s obligation under such agreements.

(5) Does not include approximately 134,606 Common Shares held on behalf of Karen Pulte, the Reporting Person’s wife shares to which the Reporting Person disclaims beneficial ownership.

(6) Based on the 375,945,651 Common Shares reported as being outstanding as of July 18, 2014, by PHM in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

(b) The Reporting Person has sole voting power over the 30,830,239 Common Shares reported above as beneficially owned by him. He has sole dispositive power with respect to 12,850,639 Common Shares and shared dispositive power with respect to 17,979,600 Common Shares.

(c) There were no transactions with respect to Common Shares effected during the past sixty (60) days by the Reporting Person.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person; except that, pursuant to the terms of the April 2014 Loan/Collar Agreements and the June 2014 Loan/Collar Agreements, the applicable lender has the right to receive any excess dividends or extraordinary dividends that may be paid by PHM with respect to the 17,979,600 Common Shares subject to such agreements.

Page 6 of 8 pages

CUSIP No. 745867101

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

5,013,034 Common Shares are pledged as security for loans or guarantees of the Reporting Person.

7,200,000 Common Shares are covered by the April 2014 Loan/Collar Agreements and 10,779,600 Common Shares are covered by the June 2014 Loan/Collar Agreements. Descriptions of the April 2014 Loan/Collar Agreements and the June 2014 Loan/Collar Agreements are incorporated herein by reference to Item 4 above.

Item 7.	Material to be Filed as Exhibits

1.	Power of Attorney of William J. Pulte, dated December 5, 2011 (Incorporated by reference to Exhibit 2 of the Reporting Person’s Amendment No. 9 to Schedule 13D filed December 15, 2011).

Page 7 of 8 pages

CUSIP No. 745867101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM J. PULTE

Date: September 24, 2014	/s/ William J. Pulte

Page 8 of 8 pages